KRAFT FOODS INC.


Authorization and Designation to Sign and File
Section 16 Reporting Forms


The undersigned, an executive officer of Kraft Foods Inc., a Virginia corporation
(the "Company"), does hereby authorize and designate Calvin J. Collier, Terry M. Faulk,
Richard R. Floersch, Theodore L. Banks or
Krista A. Endres to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the Company with the Securities and Exchange Commission pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Section 16"). This authorization, unless earlier revoked in writing, shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation this 15th day of July, 2003.


/s/ Lance A. Friedmann